As filed with the United States Securities and Exchange Commission September 15, 2011.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 1
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

McMoRan Exploration Co.
(Name of Subject Company)

McMoRan Exploration Co.
(Name of Filing Person — Offeror)

5 1/4% Convertible Senior Notes due 2011
(Title of Class of Securities)

582411AE4 and 582411AD6
(CUSIP Number of Class of Securities)

Douglas N. Currault II
Assistant General Counsel and Assistant Secretary
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, LA 70112
Telephone: (504) 582-4000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Person)
Copies to:
Monique A. Cenac, Esq.
Jones, Walker, Waechter,
Poitevent, Carrère & Denègre, L.L.P.
333 N. Central Avenue
Phoenix, Arizona 85004
Telephone: (602) 366-7889
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$74,720,000	$8,675

*	The transaction valuation is estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended. The transaction valuation estimate assumes the exchange of $74,720,000 aggregate principal amount of our outstanding 5 1/4% Convertible Senior Notes due 2011.

*	The amount of the filing fee is calculated in accordance with Rule 0-11 by multiplying the transaction valuation by $116.10 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $8,675
Form or Registration No.: Schedule TO-I
Filing Party: McMoRan Exploration Co.
Date Filed: September 8, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY STATEMENT
     This Amendment No. 1 amends and supplements the issuer tender offer statement on Schedule TO filed by McMoRan Exploration Co., a Delaware corporation (the “Company”) with the U.S. Securities and Exchange Commission (“SEC”) on September 8, 2011 (as amended and supplemented, the “Schedule TO”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the “Exchange Offer”) for each $1,000 principal amount of the Company’s 5 1/4% Convertible Senior Notes due 2011 (the “Existing Notes”), an equal principal amount of a newly issued class of 5 1/4% Convertible Senior Notes due 2012 (the “New Notes”) plus a cash payment equal to the accrued and unpaid interest on the $1,000 principal amount of Existing Notes through October 5, 2011, upon the terms and subject to the conditions set forth in the Company’s Exchange Offer Memorandum and the related Letter of Transmittal and other materials which were filed as Exhibits (a)(1)(i) to (a)(1)(v) to the Schedule TO (collectively, the “Exchange Offer Documents”).
     This Amendment No. 1 is being filed by the Company solely to amend the time at which the Exchange Offer will expire on October 5, 2011, the Expiration Date, from 5:00 p.m., New York City time, to 11:59 p.m., New York City time. Accordingly, pursuant to this Amendment No. 1, each reference to “5:00 p.m., New York City time, on October 5, 2011” in the Schedule TO and the Exchange Offer Documents shall hereby be amended to mean “11:59 p.m., New York City time, on October 5, 2011.”
     All other terms and conditions set forth in the Schedule TO and the Exchange Offer Documents shall remain unchanged and in full force and effect. This Amendment No. 1 should be read in conjunction with the Schedule TO and the Exchange Offer Documents. Capitalized terms used in this Amendment No. 1 and not defined herein shall have the meanings ascribed to them in the Schedule TO or in the Exchange Offer Documents.

Amended Items of Schedule TO
     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO and the Exchange Offer Documents.
ITEM 1. SUMMARY TERM SHEET.
     The information set forth in the Exchange Offer Memorandum in the sections entitled “Summary — Summary of the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference. All references to 5:00 p.m., New York City time, on October 5, 2011, set forth in the Exchange Offer Memorandum in the sections entitled “Summary — Summary of the Exchange Offer” and “The Exchange Offer” which are incorporated herein by reference, shall be references to 11:59 p.m., New York City time, on October 5, 2011.
ITEM 4. TERMS OF THE TRANSACTION.
     (a) Material Terms. The information set forth in the Exchange Offer Memorandum in the sections entitled “Summary — Summary of the Exchange Offer,” “The Exchange Offer” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference. All references to 5:00 p.m., New York City time, on October 5, 2011, set forth in the Exchange Offer Memorandum in the sections entitled “Summary — Summary of the Exchange Offer” and “The Exchange Offer,” both of which are incorporated herein by reference, shall be references to 11:59 p.m., New York City time, on October 5, 2011.
     (b) Purchases. None of the Existing Notes are held by any officer, director or affiliate of the Company. Accordingly, we do not anticipate that any officer, director or affiliate of the Company will participate in the Exchange Offer.

     After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

McMoRan Exploration Co.
By:	/s/ Nancy D. Parmelee
Nancy D. Parmelee
Senior Vice President, Chief Financial Officer and Secretary (Principal Financial Officer)

Dated: September 15, 2011